UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Porch Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

733245 104
(CUSIP Number)

Matthew A. Ehrlichman 411 1st Avenue S., Suite 501 Seattle, Washington 98104 206-947-2472
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Matthew A. Ehrlichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,784,351(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,872,025

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,784,351(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This amount includes an aggregate 912,326 shares of Common Stock which constitute Earnout Consideration (as defined in the Original Schedule 13D), over which the Reporting Person has voting power but not dispositive power.

CUSIP No. 733245 104	Page 3 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Porch Group, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 411 1st Avenue South, Suite 501, Seattle, Washington 98104. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed by Mr. Ehrlichman on February 16, 2022, Amendment No. 2, filed by Mr. Ehrlichman on March 21, 2022, Amendment No. 3 filed by Mr. Ehrlichman on May 17, 2022, and Amendment No. 4 filed by Mr. Ehrlichman on November 23, 2022 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 5(c) for a description of transactions. All transactions that involved the payment of consideration (other than the provision of services) were funded with the applicable Reporting Person’s personal funds, and funds were not borrowed or otherwise obtained for the purpose of obtaining such security.  RSUs

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Other than as previously reported, Mr. Ehrlichman does not have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Items 5(a) - (c) of the Schedule 13D are hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 19,784,351shares of Common Stock, representing approximately 19.8% of the shares of Common Stock outstanding. This amount includes (i) 9,416,360shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, all of which are currently exercisable, (iii) 1,146,750 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, none of which vest within 60 days, (iv) 683,530 shares of Common Stock which constitute unvested Earnout Consideration held by Mr. Ehrlichman, (v) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power, and (vi) 228,796 shares of Common Stock which constitute unvested Earnout Consideration held by West Equities LLC. The 683,530 shares of Common Stock which constitute Earnout Consideration held by Mr. Ehrlichman and the 228,796 shares of Common Stock which constitute Earnout Consideration held by West Equities LLC all are currently unvested and will vest only if, at any time during the three years following the closing of the Business Combination, the volume-weighted average price of Common Stock is greater than or equal to $22.00 for any twenty trading days within any thirty-trading day period. However, Mr. Ehrlichman currently has voting power over the shares of Common Stock which constitute Earnout Consideration held directly by each of Mr. Ehrlichman and West Equities LLC and, accordingly, these shares have been added to his beneficial ownership reported herein.

CUSIP No. 733245 104	Page 4 of 6 Pages
Mr. Ehrlichman’s reported beneficial ownership excludes 2,364,423 shares of Common Stock underlying PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of the following performance conditions: 294,580 of the PRSUs will be earned each time when, within 36 months following the grant date, the closing price of a share of Common Stock is greater than or equal to $26.00, $28.00 and $30.00, respectively, over any 20 trading days within any 30-consecutive trading day period.  An additional 633,446 PRSUs are subject to two performance goals, an Absolute Share Price and TTM Revenue Condition, each year over a three-year performance period (each year, an “Achievement Period”) and for the Achievement Periods in each of 2022, 2023 and 2024, Mr. Ehrlichman can earn 50% and 100% of one-third of the PRSUs (with straight-line interpolation between threshold and target) based upon the Absolute Share Price exceeding threshold and target amounts, provided that the TTM Revenue Condition target is also met for the applicable Achievement Period. For the Achievement Period in 2024, Mr. Ehrlichman can also earn up to 200% of the full PRSU award if the Absolute Share Price exceeds target and maximum amounts and the TTM Revenue Condition target is met for 2024; provided, that the maximum payout of the PRSU award is 200% of the target PRSUs for all Achievement Periods.  The remaining 847,237 PRSUs are subject to three performance goals: (i) Absolute Share Price for the three year performance period ending April 5, 2026; (ii) Issuer’s Adjusted EBITDA in 2025; and (iii) Issuer’s revenue in 2025.  Each of the revenue and Adjusted EBITDA goals of 50%, 100% and 200% of target correlate to threshold, target and maximum levels of performance, respectively. Consolidated financial results that fall between any of the established achievement levels will be interpolated between the applicable achievement levels for Revenue and Adjusted EBITDA. No PRSUs would be earned for a performance metric if actual performance is below the threshold level for the respective performance metric. The Compensation Committee does, however, have the ability to exercise negative discretion in its sole and absolute power.  Once determined, the actual number of earned PRSUs from each performance metric will be added to determine the total of earned PRSUs. Any earned PRSUs will vest upon the Compensation Committee’s determination of actual performance following the applicable performance period, provided that Mr. Ehrlichman is employed by Issuer on the date of determination.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (i) 96,980,870 shares of Common Stock outstanding as of March 10, 2023 as reported in the Company’s annual report on Form 10-K filed on March 16, 2023, (ii) the 1,892,203 shares of Common Stock issuable to Mr. Ehrlichman upon exercise of options granted to Mr. Ehrlichman by the Company, and (iii) the 1,146,750 shares of Common Stock issuable to Mr. Ehrlichman upon vesting and (assuming gross) settlement of the RSU Awards.

(c) Schedule A attached hereto and incorporated herein by reference, sets forth all of Reporting Persons transactions in Issuer’s securities that have occurred since November 23, 2022.

Other than as set forth herein, no transactions in the Company’s securities have been effected by Mr. Ehrlichman during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The terms of Mr. Ehrlichman’s PRSU awards are set forth in the Issuer’s Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO), filed as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference.  The terms of Mr. Ehrlichman’s RSU awards are set forth in the Issuer’s Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022), filed as Exhibit 99.8 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

99.7
Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022) (incorporated by reference from Exhibit 10.2 to Porch Group Inc.’s Form 8-K filed with the SEC on May 23, 2022)

99.8	Form of Restricted Stock Unit Award Agreement (incorporated by reference from Exhibit 10.2 to Porch Group Inc.’s Form 8-K filed with the SEC on April 10, 2023

CUSIP No. 733245 104	Page 5 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2023

Matthew A. Ehrlichman

	By:	/s/ Matthew A. Ehrlichman

CUSIP No. 733245 104	Page 6 of 6 Pages
SCHEDULE A

Mr. Ehrlichman’s transactions since November 23, 2022

Date	Securities Acquired (Sold)	Price per share (USD$)[1]	Where and how effected
2022-11-23	1,100	1.6689[2]	Purchase on the open market
2022-12-07	88,776	1.8140[3]	Purchase on the open market
2022-12-09	189,497	1.7967[4]	Purchase on the open market
2022-12-12	147,892	1.8852[5]	Purchase on the open market
2022-12-13	62,500	1.9849[6]	Purchase on the open market
2022-12-14	2,500	1.9940[7]	Purchase on the open market
2022-12-16	37,800	1.9893[8]	Purchase on the open market
2023-01-01	72,423	N/A	RSU vesting
2023-03-17	184,093	1.2778[9]	Purchase on the open market
2023-04-01	125,208	N/A	RSU vesting
2023-04-07	582,825	N/A	RSU grant

1 The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in Schedule A.

2 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.61 to $1.69 per share.

3 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.78 to $1.85 per share.

4 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.73 to $1.83 per share.

5 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.81 to $1.91 per share.

6 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.94 to $2.00 per share.

7 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.94 to $2.00 per share.

8 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.975 to $1.995 per share.

9 The reported price is a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.19 to $1.38 per share.